Neil A. Cotty Senior Vice President, CFO (646) 855-4043 neil.cotty@bankofamerica.com One Bryant Park New York, NY 10036
June 19, 2009
BY HAND
Ms. Cicely LaMothe
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3010
Washington, DC 20549-3561

Re:	Merrill Lynch & Co., Inc. Form 10-K for the year ended December 26, 2008 Form 10-Q for the quarter ended March 31, 2009 File No. 001-07182
Dear Ms. LaMothe,
     This letter provides the response of Merrill Lynch & Co., Inc. (“Merrill Lynch”, “we”, “our”, or “us”) to the comments from the staff (the “staff”) of the Securities and Exchange Commission on our Form 10-K for the year ended December 26, 2008 (“2008 10-K”) and Form 10-Q for the quarter ended March 31, 2009 (“1Q09 10-Q”) contained in your letter dated June 1, 2009 addressed to me. For your convenience, we have included your comments in bold type along with our responses.
Form 10-K
Item 1 – Business, page 3
1.	We note that as of December 26, 2008, the company held a 50% interest in BlackRock. We also note that on January 1, 2009, Bank of America Corporation (BoA) acquired the company. Based upon various press releases, we note that in connection with the acquisition between BoA and the company, BlackRock entered into an exchange agreement with the company to exchange a portion of its BlackRock voting common stock it held for non-voting preferred stock. Following the closing of this exchange on February 27, 2009, the company owned approximately 4.9% of BlackRock’s voting common stock, respectively. Please tell us what consideration was given in disclosing this information as a subsequent event. Also explain to us the business purpose of the company for exchanging its voting common stock of BlackRock for non-voting preferred stock.
As reported in our Amendment No. 3, dated December 22, 2008 to the Schedule 13D with respect to the common stock (the “Shares”) of BlackRock Inc. (“BlackRock”), the acquisition of Merrill Lynch by Bank of America Corporation (“Bank of America”) constituted a change of control for purposes of Section 3.5 of the Amended and Restated Stockholder Agreement (the “Stockholder

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Agreement”), dated as of July 16, 2008, by and between Merrill Lynch and BlackRock. As a result, Merrill Lynch was required to either transfer such number of Shares as necessary to reduce to 24.9% of the “total voting power” (as defined in the Stockholder Agreement) of Shares beneficially owned by Merrill Lynch and its affiliates immediately after giving effect to such change of control or, at the election of Merrill Lynch, exchange all of its Shares for shares of a non-voting participating preferred stock of BlackRock. Rather than choosing one of the aforementioned alternatives, Merrill Lynch reached another alternative with BlackRock which achieved Merrill Lynch’s objective. Merrill Lynch decided that for business reasons, it would be desirable to maintain some voting power over BlackRock, while reducing certain regulatory constraints and the associated compliance and operational burdens. Accordingly, Merrill Lynch maintained “total voting power” of approximately 4.9% so that Merrill Lynch and its affiliates would not be considered to be an “affiliate” of BlackRock for certain regulatory purposes.
As of December 26, 2008, Merrill Lynch owned an approximate 50% economic interest in BlackRock, consisting of a 44.2% voting common stock interest and a 5.3% non-voting preferred stock interest. After the exchange of common stock for non-voting preferred stock (the “exchange”), we retained an approximate 50% economic interest in BlackRock consisting of a 4.9% voting common stock interest and a 44.6% non-voting participating preferred stock interest which is accounted for as in-substance common stock as per the guidance in EITF Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock. The preferred stock has subordination characteristics that are substantially the same as the common stock, substantially the same risk and reward characteristics as the common stock (e.g., the preferred stock participates equally in earnings and dividends) and does not have any feature where substantive value is transferred to the preferred stockholder that is not available to common stockholders. Both before and after the exchange, we had an approximate 50% economic interest in BlackRock. As noted in the response to comment 2 below, subsequent to the exchange, we are accounting for our interest in BlackRock under the equity method of accounting. Therefore, we still record our approximate 50% economic share of BlackRock’s net earnings. As a result, the exchange did not affect comparability of Merrill Lynch’s earnings before and after the transaction and therefore disclosure of the exchange as a subsequent event was not deemed to be material.
2.	We note that you are currently accounting for your interest in BlackRock using the equity method. Please tell us how you have accounted for your interest in BlackRock subsequent to the exchange agreement, as described above.
Subsequent to the exchange, Merrill Lynch is accounting for its interest in BlackRock using the equity method as we continue to have the ability to exercise significant influence over BlackRock.
Item 1A. Risk Factors, page 5
3.	Please provide us with a more detailed discussion of the following risks, and confirm that you will provide similar disclosure in your future filings:

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■	Business and economic conditions (page 5) – The description of this risk is vague and generic. Identify the specific adverse effects that you have experienced as a result of deteriorating economic conditions.

■	Soundness of other financial institutions (page 6) – Quantify the amount of your exposure to derivative transactions as of the end of the period.

■	Credit concentration risk (page 8) – Quantify your exposure to risk with respect to the mortgage markets by disclosing the percentage of your overall credit portfolio represented by these markets.

■	Declining asset values (page 10) – Quantify the decline in the value of your assets in 2008 and the resulting negative impact on your earnings. In addition, please identify the portion of your overall portfolio that is subject to marked-to-market valuations.
When preparing our 2008 10-K, we reviewed and revised our risk factors to disclose the significant factors that we believe could materially adversely affect our business and operations in future periods, which may in turn affect the value of our outstanding securities. Where appropriate, we have highlighted the impact of a factor to the extent that such a factor has had a material affect on our business or operations in prior years or disclosed the potential impact (e.g., exposure) of a factor. Where such a factor has had or could have a material effect, to avoid repetitive disclosure, we have disclosed such effect or exposure in more detail in other sections of the 10-K (for example, in response to Item 7, Item 7A or Item 8). We believe this is consistent with the staff’s prior guidance related to avoiding unnecessary duplicative disclosure (see Release No. 33-8350) and propose to continue to do this in future filings.
The following section addresses the specific questions raised by the staff on certain risk factors:
•	Business and economic conditions (page 5): We highlighted many of the significant adverse effects that we experienced in part as a result of deteriorating economic conditions in several other sections of the 2008 10-K, including, among other places, on page 18 (“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview—Company Results”), on page 23 (“—Consolidated Results of Operations”) and on pages 26-32 (“U.S. ABS CDO and other Mortgage-Related Activities”).
•	Soundness of other financial institutions (page 6): In accordance with the requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), we recognize derivatives as either assets or liabilities in the Consolidated Balance Sheets and measure such instruments at fair value. At December 26, 2008, we had approximately $89.5 billion of derivative contracts that were recognized as trading assets and approximately $71.4 billion of derivative contracts that were recognized as trading liabilities. Beginning with the 1Q09 10-Q, we have included a separate footnote to our Condensed Consolidated Financial Statements with additional detail regarding our derivative activities in accordance with SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (“SFAS No. 161”). See Note 5 to the Condensed Consolidated Financial Statements included in our 1Q09 10-Q for further detail on our exposures to derivatives at and for the quarterly period ended March 31, 2009.
•	Credit concentration risk (page 8): At the end of this risk factor, we referred readers to additional disclosure regarding our exposure to mortgage markets in Note 3 to our Consolidated Financial Statements (the sub-section concerning our exposure to mortgage

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markets appears on page 90 of our 2008 10-K under the sub-heading “Concentrations of Credit Risk—Concentration of Risk to the Mortgage Markets”).
•	Declining asset values (page 10): We highlighted material losses attributable to declining asset values in a number of other sections including, on page 18 (“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview—Company Results”), on page 23 (“—Consolidated Results of Operations—2008 Compared with 2007”) and on pages 26-32 (“U.S. ABS CDO and other Mortgage-Related Activities”). In response to your comment regarding the portion of our overall portfolio that is subject to mark-to-market valuations, note that we account for a significant portion of our financial instruments at fair value or consider fair value in their measurement. See Note 3 to the Consolidated Financial Statements for further information, including the table on page 81 providing the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis and the table on page 84 providing the fair value hierarchy for those assets and liabilities measured at fair value on a non-recurring basis.
Item 3. Legal Proceedings, page 13
4.	We note that you have provided the required disclosure by cross-reference to Note 11 to the financial statements. For each material legal proceeding, please describe to us and quantify the relief sought by plaintiffs or the amount of your portion of any settlement. Refer to Item 103 of Regulation S-K. Confirm that you will provide comparable disclosure in your future filings.
The following legal proceedings described in Note 11 to our Consolidated Financial Statements included in our 2008 10-K involved proceedings where the plaintiffs have sought specified relief, or proceedings where we have determined our portion of any settlement. Most of the proceedings described in our 2008 10-K are purported class actions or other commercial litigation or regulatory matters that generally do not quantify a claim for damages (beyond any minimum for the purpose of satisfying any applicable jurisdictional limit). In future filings, for each material legal proceeding, we confirm that we will either describe and quantify the relief sought by plaintiffs or indicate that the plaintiffs seek unspecified damages.
•	In re Initial Public Offering Securities Litigation: As noted in our 2008 10-K, most of the parties in the case, including the Company, have agreed in principle to a settlement of the case, subject to court approval and the Company’s portion of the settlement has been fully accrued and reflected in the Company’s Consolidated Financial Statements in an amount that is not material to the Company’s financial position or liquidity. The Company’s portion of the settlement was approximately $45 million.
•	Newby v. Enron Corp. et al: While this case involved unspecified or indeterminate damages, as noted in Part II, Item 1 of our 1Q09 10-Q, on March 5, 2009, the U.S. District Court for the Southern District of Texas granted Merrill Lynch’s motion for summary judgment and dismissed the claims against Merrill Lynch with prejudice.
•	In re Merrill Lynch & Co., Inc. Securities, Derivative, and ERISA Litigation: As noted in our 2008 10-K, in January 2009, the parties entered into agreements in principle to settle the Securities Action for $475 million and the ERISA Action for $75 million, all of which has been accrued and reflected in the Company’s Consolidated Financial Statements.

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•	Louisiana Sheriffs’ Pension & Relief Fund v. Conway, et al.: While this case involved unspecified or indeterminate damages, as noted in Part II, Item 1 of our 1Q09 10-Q, on April 21, 2009, the parties reached an agreement in principle to settle the case and dismiss all claims with prejudice. The settlement is subject to court approval. The amount of the Company’s portion of the settlement is $150 million, and is not material to the Company’s financial position or liquidity.
•	Diane Blas v. O’Neal, et al. and Louisiana Municipal Police Employees Retirement System v. Thain, et al.: As noted in our 2008 10-K, this case was dismissed.
•	Mediafiction Litigation: As noted in our 2008 10-K, in October 2008, the Court of Rome granted Mediafiction S.p.A.’s counter-claim against Merrill Lynch International Bank Limited (“MLIB”) in the amount of $137 million. MLIB has appealed the court’s ruling to the Court of Appeals of the Court of Rome.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14
5.	Please provide us with information regarding your recent sales of unregistered securities, as required by Item 5 of Form 10-K and Item 701 of Regulation S-K, or confirm that you had no unregistered sales during the last fiscal year. We note your disclosure on page 19 relating to a number of capital transactions, and it is not clear whether these were registered transactions. Confirm that you will provide comparable disclosure in your future filings, as applicable.
We provided the disclosure required by Item 701 of Regulation S-K with respect to the various sales of equity securities in transactions not registered under the Securities Act in each of our Quarterly Reports on Form 10-Q for the quarterly periods ended March 28, 2008, June 27, 2008 and September 26, 2008, as well as in our Current Reports on Form 8-K dated October 26, 2008, July 28, 2008, January 15, 2008 and December 24, 2007. We omitted this disclosure in the 2008 10-K in reliance on the instructions to Item 5(a) of Form 10-K, which provides in relevant part that if the Item 701 information previously has been included in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K, it need not be furnished in the 10-K.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16
Company Results, page 18
6.	Please provide a description of the types of factors that management considers in making credit valuation adjustments and confirm that you will provide similar disclosure, as applicable, in future filings.
Factors used by Merrill Lynch to determine the appropriate credit valuation adjustments for our derivatives portfolio, including our own credit exposure, include the current exposure levels (fair value prior to credit valuation adjustments) and expected exposure levels (profiled over the maturity of the contracts) and credit default swaps market information including either quoted single name credit default swaps or index or other proxy credit default swaps. In addition, the

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credit valuation adjustment also takes into account the netting and credit provisions of relevant agreements including collateral margin agreements and legally enforceable netting agreements. Merrill Lynch will provide similar disclosure as in the foregoing in future filings.
Liquidity Risk, page 42
7.	Please tell us, and disclose in future filings, the material terms and conditions, including the interest rate, payment dates, and expiration date, of your $75 billion revolving unsecured credit line from Bank of America. Also, please tell us why you have not filed the credit agreement as an exhibit to your annual report.
We previously disclosed that the $75 billion revolving unsecured credit line is a one-year revolving line. Other material terms and conditions include an interest rate of 150 basis points over one-month LIBOR and a maturity date of January 1, 2010 which can automatically be extended by one year to the succeeding January 1st unless Bank of America provides written notice not to extend no less than 45 days prior to the succeeding January 1st. The agreement does not contain any financial or other covenants. As disclosed in our 1Q09 10-Q, we did not borrow from this credit line during our quarterly period ended March 31, 2009. We will provide this additional disclosure in our 2009 second quarter 10-Q. This agreement was not effective until after the acquisition of Merrill Lynch by Bank of America (January 1, 2009). In addition, we did not file the agreement as an exhibit to our annual report in accordance with Item 601(b)(10) of Regulation S-K on the basis that it is an ordinary course intercompany funding arrangement between a subsidiary and its parent.
8.	We note that you participate in both the FDIC Temporary Liquidity Guarantee Program and Commercial Paper Funding Facility and that, beginning in October 2008, you have begun utilizing these programs. Please tell us, and disclose in future filings, your level participation in the programs by quantifying the amounts of guaranteed commercial paper you have issued, as well as the amount of funding you have received under the programs.
With respect to Merrill Lynch’s participation in the FDIC Temporary Liquidity Guarantee Program (“TLGP”) and the Commercial Paper Funding Facility (“CPFF”), we disclosed the following in the 1Q09 10-Q on page 90.
During the first quarter of 2009, we repaid substantially all borrowings under the CPFF and TLGP programs, which are reflected in the reduction of our outstanding commercial paper to $40 million at March 31, 2009 from $20.1 billion at December 26, 2008. Merrill Lynch is no longer eligible to issue under either program.
Financial Statements and Notes
Note 3 – Fair Value, page 80
Recurring Fair Value, page 81
9.	Refer to the third paragraph on page 83. We note that your disclosure describing the primary causes of the Level 3 transfers in and out appears to be vague. Please tell us

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what consideration you gave to including a discussion of the specific significant inputs that became observable and unobservable for transfers in and out of Level 3, respectively, in your disclosure.
In future filings we will include enhanced disclosure related to specific significant inputs which became observable and unobservable for transfers in and out of Level 3 assets and liabilities. The valuation of certain Level 3 corporate debt and loans, derivatives and structured notes are described below, including the significant unobservable inputs that are utilized in the valuations.
Corporate debt and loans
Certain corporate debt and loans have limited price transparency, particularly those related to emerging market, leveraged and distressed companies. Where credit spread pricing is unavailable for a particular company, recent trades as well as proxy credit spreads and trends may be considered in the valuation. For leveraged loans, certain credit indices may also be used as a reference for valuation.
Derivatives and structured notes with significant unobservable correlation
Merrill Lynch enters into a number of derivative contracts and issues structured notes where the performance is wholly or partly dependent on the relative performance of two or more assets. In these transactions, referred to as correlation trades, correlation between the assets can be a significant factor in the valuation. Examples of this type of transaction include: equity or foreign exchange baskets, constant maturity swap spreads (i.e., options where the performance is determined based upon the fluctuations between two benchmark interest rates), and commodity spread trades. Many correlations are available through external pricing services. Where external pricing information is not available, management uses estimates based on historical data, calibrated to more liquid market information. Unobservable credit correlation, such as that influencing the valuation of complex structured CDOs, is calibrated using a proxy approach (e.g., using implied correlation from traded credit index tranches as a proxy for calibrating correlation for a basket of single-name corporate investment grade credits that are infrequently traded).
10.	We note recent market conditions have caused certain instruments to be reclassified to Level 3. As the valuation of Level 3 instruments requires significant judgment by management, please tell us what consideration you gave to providing a sensitivity analysis related to the valuation of these instruments.
We did not provide a sensitivity analysis related to the valuation of Level 3 financial instruments as we do not consider a sensitivity analysis specific to Level 3 financial instruments as meaningful or relevant information. Since certain Level 3 financial instruments are economically hedged with Level 1 and Level 2 financial instruments, we do not believe a sensitivity analysis for only Level 3 positions would provide useful information to financial statements users. A trading VAR sensitivity analysis is performed at the portfolio level and is included in the market risk section of our MD&A.
Note 11 – Commitments, Contingencies, and Guarantees, page 123
Guarantees, page 131

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11.	For credit protection sold and credit protection purchased, please tell us and consider disclosing the extent to which the derivative activity was for the following purposes:
■	Provide default risk protection to offset credit exposure to your holdings of the related reference entity’s debt in your loan portfolio, investment portfolio, or loan commitments outstanding;

■	Create new credit exposure for your own trading purposes;

■	Reflect credit exposures taken for the benefit of your clients; and

■	Provide an offset to credit exposure taken for the benefit of clients.

■	Further, discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.
Merrill Lynch enters into credit derivatives for proprietary trading purposes, to manage credit risk exposures and to facilitate client transactions. During 2008 Merrill Lynch managed credit risk at the Company level and utilized a risk framework to define risk tolerances and establish limits to help ensure that certain credit risk related losses occur within acceptable, predefined limits.
In relation to funded and unfunded commercial loans, Merrill Lynch entered into single name and index credit default swaps to mitigate credit exposure. The notional amounts of the purchased protection was disclosed in Note 7 – Loans, Notes, Mortgages and Related Commitments to Extend Credit in our 2008 10-K (page 109). In managing its credit derivative activity, Merrill Lynch does not distinguish nor monitor the credit exposure by trading for its own account, taken for the benefit of its clients or providing offset for the exposure taken for the benefit of its clients. Merrill Lynch manages this credit exposure at an aggregate level.
We have provided comprehensive disclosure related to our credit derivative activity in our 1Q09 10-Q as required by SFAS No. 161. Included in these disclosures, which are in Note 5 – Derivatives (pages 39-41) to our 1Q09 10-Q are notional and carrying amounts for both purchased and sold credit protection. In addition, we have disclosed the notional and carrying amounts of credit protection purchased and sold by Merrill Lynch where the underlying referenced names are identical. We will continue to provide such disclosures and will consider expanding disclosures as appropriate in future filings.
12.	In addition to the above, please tell us and consider disclosing the following information related to your credit default swaps:
■	Separately quantify the gross realized gains and losses from your credit derivative activity.

■	Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant changes in the notional amounts as well as the reasons for the changes in the fair values of the swaps. Discuss any expected changes to those trends.

■	Discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit protection purchased. Consider quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.

■	Discuss how you incorporated your own credit risk and the counterparty’s credit risk in your valuation of the credit derivative.

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For the fiscal year ended December 26, 2008, Merrill Lynch recorded realized and unrealized gains of $1,131 million and losses of $1,135 million related to credit derivative activity. In relation to this activity, Merrill Lynch transacts with numerous counterparties, both non-financial and financial institutions, including monolines and financial guarantors. We have previously disclosed in Note 3 – Fair Value in our 2008 10-K (pages 89-90) the material activity and concentration of risk for purchased credit protection conducted with monolines and other financial guarantors (collectively “financial guarantors”) related to collateralized debt obligations (“CDOs”), collateralized loan obligations (“CLOs”), residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”). In addition, we have also provided the notional amounts, net exposure, credit valuation adjustment and carrying value related to our credit default swaps with financial guarantors on U.S. Super Senior ABS CDOs and other referenced assets (Corporate CDOs, CLOs, RMBS and CMBS) on pages 29-30 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2008 10-K. This disclosure also includes an explanation of changes in activity and net exposure that occurred during the 2008 fiscal year. We will continue to provide such disclosures and will consider expanding disclosures as appropriate in future filings for our material exposures.
In order to incorporate the appropriate credit valuation for our own credit risk and our counterparty’s credit risk, we utilized the factors described in our response to comment 6.
Standby Letters of Credit and Other FIN 45 Guarantees, page 134
13.	Refer to the third paragraph. We note that there is currently approximately $36 billion of outstanding loans that First Franklin sold in various asset sales and securitization transactions where management believes the company may have an obligation to repurchase the asset or indemnify the purchaser against the loss if claims are made and it is ultimately determined that there has been a material breach related to such loans. As a result, the company recognized a repurchase reserve liability of approximately $560 million. Please advise how your reserve considers costs that you may incur from your obligation to reacquire loans from the securitization which is accounted for as a financing. Such costs may include any missed interest payments, any premium paid by the investor for the loan, and any amounts paid to the investor for the remaining principal balance that are above the fair value of the loan.
Merrill Lynch’s repurchase reserve liability of approximately $560 million at December 26, 2008 represents management’s estimate of loss pursuant to First Franklin representations and warranties made at the point of a loan sale. Management’s estimate is based on an analysis of unpaid principal balance on loans sold, expected repurchase rates, and expected loss severities on repurchased loans. Costs such as missed interest payments, purchase premiums paid by investors, and amounts paid to investors for the remaining principal balance that are above the fair value of the loans are reflected in the expected loss severity component within management’s estimate.
Item 9A. Controls and Procedures, page 157
14.	Due to certain material weaknesses, we note during 2008 certain intercompany derivative transactions were not properly recorded in the consolidated financial

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statements and that these items were corrected in the Form 10-K. Please clarify if these material weaknesses impacted the quarterly results filed in the Forms 10-Q during 2008. In addition tell us how these weaknesses were reflected in your evaluation of disclosure controls and procedures and internal controls over financial reporting for those periods. Lastly, given the controls were not operating effectively, please advise us how it was discovered that these transactions were not properly accounted for and reflected in the financial statements.
The material weaknesses were both discovered in January 2009 during the year-end audit, subsequent to December 26, 2008, but before the financial statements were finalized. The second material weakness cited in the 2008 10-K related to the application of hedge accounting for a single hedging relationship entered into in the fourth quarter of 2008, and thus had no impact on prior quarters. The errors resulting from the first material weakness noted related to the use of inappropriate yield curves used to value intercompany derivatives began occurring in May 2008. As part of our assessment at the time of finalizing the financial statements we performed a SAB 99 materiality analysis and concluded that the results for the quarter and six months ended June 27, 2008 and the quarter and nine months ended September 26, 2008 were not materially impacted. As these control weaknesses were not identified until January 2009, they were not reflected in our previously filed Form 10-Qs.
15.	Please describe to us in more detail the steps you took to cure the deficiencies. Also, please provide us with a more detailed description of your remediation plan to ensure that controls related to these material weaknesses are strengthened and will operate effectively.
The remediation plan for the first material weakness noted related to the inconsistent yield curves used to price certain intercompany swaps primarily involved documenting change management procedures related to the pricing and booking of intercompany derivatives by the Merrill Lynch treasury finance group.  The material weakness resulted from a staff level employee making a unilateral change to the pricing procedures utilized by the treasury finance group without obtaining the proper level of approval. Any change in current procedures now requires two levels of management approval, which is contingent on proper testing of all changes prior to implementing in production.
The second material weakness noted related to the incorrect application of the contemporaneous documentation and fair value hedge effectiveness requirements of SFAS No. 133. As a result of the acquisition of Merrill Lynch by Bank of America, this material weakness was remediated by transferring the processes and responsibilities for fair value hedge accounting from the Merrill Lynch treasury finance group to the Bank of America treasury finance group which has effective internal controls in place.
Changes in Internal Control over Financial Reporting, page 158
16.	Please tell us your basis for stating that no change in ML & Co.’s internal control over financial reporting occurred during the fourth fiscal quarter of 2008, considering that the material weaknesses have been corrected and that you are actively engaged in the development of a remediation plan.

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As noted in response 14, these material weaknesses were not identified until January 2009. There were no intended or approved changes to internal control over financial reporting in the fourth quarter of 2008, but rather a failure in the operating effectiveness of internal controls related to those areas which we detected as part of the year end audit. The financial statement impact of correcting the errors resulting from both material weaknesses was reflected in the 2008 financial statements prior to finalizing them.
Item 15. Exhibits and Financial Statement Schedules, page 163
17.	Refer to Exhibit 10.2 on the Exhibit Index, which is a Letter Agreement, dated October 26, 2008, between the United States Department of the Treasury and ML & Co. We note that Annexes A (“Form of Certificate of Designations”) and D (“Form of Warrant”) do not appear in the agreement as filed with your 3Q08 10-Q. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report.
We had intended to file as exhibits the actual form of warrant and certificate of designations representing the new series of preferred stock if and when we issued such securities. As noted in our Form 8-K dated October 26, 2008 and in our Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2008, we entered into an agreement (the “TARP Purchase Agreement”) with the United States Department of the Treasury (the “U.S. Treasury”) setting forth the terms upon which we would issue a new series of preferred stock and warrants to the U.S. Treasury. In view of the then-pending acquisition of Merrill Lynch by Bank of America, we agreed with the U.S. Treasury that we would only issue preferred stock or warrants to the U.S. Treasury in certain circumstances, primarily if our agreement to be acquired by Bank of America was terminated. The TARP Purchase Agreement has since terminated in accordance with its terms on February 1, 2009.
Because the TARP Purchase Agreement has terminated and we are a wholly-owned subsidiary of Bank of America, we will not issue any warrants or preferred stock pursuant to such agreement in the future. On that basis, we do not believe it would be relevant or useful to investors to file those terminated agreements in the future.
Form 10-Q for the quarter ended March 31, 2009
Note 9 – Loans, Notes, Mortgages and Related Commitments to Extend Credit, page 55
18.	We note that in connection with Merrill Lynch’s acquisition by Bank of America certain loans were subject to the requirements of SOP 03-3. Clarify to us how you have complied with the disclosure requirements of paragraph .16(b) of SOP 03-3 as it requires additional disclosure of the allowance for uncollectible accounts relating to these loans subject to SOP 03-3.
Bank of America acquired Merrill Lynch on January 1, 2009. For those loans accounted for under SOP 03-3, and as disclosed in Note 9 of our 1Q09 10-Q, the nonaccretable difference was approximately $1.2 billion on that date. As of March 31, 2009, the nonaccretable difference remained at approximately $1.2 billion and no incremental provision and allowance were

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recorded during the first quarter of 2009. In future filings, to the extent applicable and material, we will provide the disclosures required by paragraph 16(b) of SOP 03-3.
Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73
U.S. ABS CDO and Other Mortgage-Related Activities, page 79
U.S. Sub-prime, page 79
19.	We note your U.S. sub-prime mortgage related activities had a net exposure of ($504) million as of March 31, 2009. Explain to us how your evaluation of such activities resulted in a negative net exposure.
As noted in the referenced disclosure, the net exposure consisted mainly of secondary trading positions and the negative net exposure of $504 million represented net short trading positions.
*         *         *        *
We believe the foregoing is responsive to the questions raised by the staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP, as well as comments one through seventeen with our predecessor independent public accountants, Deloitte & Touche LLP.
The adequacy and accuracy of the disclosure in the filings is the responsibility of Merrill Lynch. Merrill Lynch acknowledges to the Securities and Exchange Commission (“the Commission”) that staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings. Merrill Lynch also acknowledges that staff comments or changes to disclosure in response to staff comments in the filings may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have further questions or require additional clarifying information, please call Mr. Thomas W. Perry, ML & Co. Chief Accounting Officer, at (212) 449-1388 or Mr. David Moser, Financial Reporting and Policy Executive, at (212) 449-2048.
Sincerely,
Neil A. Cotty
Senior Vice President, CFO
Merrill Lynch & Co., Inc.
cc:
Ven Kocaj, Partner – Deloitte & Touche LLP
Thomas Pirolo, Partner – PricewaterhouseCoopers LLP